7.

04035378

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arcon Int'l Resources

*CURRENT ADDRESS

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4803 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 7/12/04

RECEIVED
2004 JUL -7 A 9:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARCON

International Resources P.l.c.

ARIS
12-31-03

Annual Report and
Financial Statements – 2003

2003 Highlights

- **Successful placing of 10% of issued shares with UK Institutional shareholders raising a gross €5.7 million for capital expenditure and exploration programme**
- **Significant increase (+22%) in concentrate volumes sold to 120,421dmt due to improved grade and recovery**
- **Measured and indicated resource of 2.3 million tonnes @ 19.0% zinc, 7.2% lead and 66g/t silver defined in R zone**
- **Access drive to R Zone completed**
- **Milled tonnage 660,000 tonnes**
- **Gross value of metal sales increase to €45.4 million**
- **EBITDA loss reduced by 26% to €4.5 million**
- **Year-end loss reduced by 34% to €9.7 million**

Corporate and Other Information

Auditors

KPMG
Chartered Accountants
St. Stephen's Green
Dublin 2

Registrars

Capita Corporate Registrars P.l.c
Unit 5
Manor Street Business Park
Dublin 7

Group Secretary

Michael G. Graham A.C.I.S.

Registered Office

60 Merrion Road
Ballsbridge
Dublin 4

Legal Advisers

Matheson Ormsby Prentice
30 Herbert Street
Dublin 2

Stockbrokers

Davy Stockbrokers
Davy House
49 Dawson Street
Dublin 2

Numis Securities Limited
Cheapside House
138 Cheapside
London EC2V 6LH

Contents

Board of Directors

T. O'Reilly Jnr
K.J. Ross
W.P. Kidney
J.P. Hayes
J.S. McCarthy
J. S. D. McCarthy
W.A. Mulligan (U.S)
D. Roxburgh
W. J. Tilson

Mr. Tony O'Reilly Jnr., Non-Executive Chairman
Director since 1992. Chief Executive Officer, 1996 – 2000. Chief Executive of Wedgwood. Non-Executive Director of Independent News and Media P.l.c., Providence Resources P.l.c., and a number of other companies. Chairman of Remuneration Committee.

Mr. Kevin Ross, Chief Executive Officer
Director since 2001. Formerly CEO of TVX Hellas and South Crofty Plc. A mining engineer and graduate of the Royal School of Mines with broad operating experience in underground mines in Greece, Canada, U.K. and Zimbabwe.

Mr. W. Peter Kidney B. Comm., FCA, Finance Director
Director since 2000. Appointed Finance Director in November 2000 having been Chief Financial Officer since 1992. Has over twenty years experience in senior positions in natural resources finance and accounting, both in Ireland and Canada. Previously with Arthur Andersen, Canada and is a Non-Executive Director of Providence Resources P.l.c.

Mr. J. Patrick Hayes , Non-Executive Director
Director since 1992. A business executive with wide experience in industry. Former Chairman of Henry Ford & Son (Ireland) Limited, Waterford Wedgwood P.l.c. and Aer Lingus Plc. Chairman of Audit Committee and member of Remuneration Committee.

Mr. James S. McCarthy, Non-Executive Director
Director since 1992. A business executive with wide experience in industry. Formerly non-executive director of Independent News and Media P.l.c. and a number of other companies.

Mr. James S. D. McCarthy, Non-Executive Director
Director since 2002. Executive Director of Corporate Finance Ireland Limited. A qualified solicitor who holds a Bachelor degree in Civil Law and a Masters in Business Administration.

Mr. William A. Mulligan, Non-Executive Director
Director since 1992. Director of AIG Global Trade and Political Risk Insurance Co. A qualified mining engineer. Former associations include Latin American Gold Inc., Coopers & Lybrand New York, Prudential Securities and Chase Manhattan Bank. Member of Audit and Remuneration Committees.

Mr. David Roxburgh, Non-Executive Director
Director since 2002. An accountant by profession (FCPA) and is an Executive Director of Fitzwilton Limited. Member of Audit Committee.

Mr. W. Jim Tilson, Non-Executive Director
Director since 1995. Chief Operating Officer 1993 -2000. A graduate of Camborne School of Mines with extensive mine operating and Management experience involving gold and base metals in Africa, North America, Australia, the Middle East and Europe.

ARCON International Resources P.l.c.

Chairman's Statement

Dear Shareholder,

I am happy to report that the mine has again achieved record production resulting in the lowest cash cost of production recorded by the mine. This was achieved whilst using our miners to develop the R Zone access (resulting in reduced ore production) and due to higher grades from the mine and improved recoveries in the mill. Whilst the milled tonnage was broadly similar to 2002 at 660,000 tonnes we increased our concentrate sold volumes by 22% to 120,421 tonnes in 2003.

The gross value of metal sales was €45.4 million in 2003 representing a marginal increase on the previous year (2002 - €43.4). Despite a 22% rise in concentrate sales, smelter charges at €23.1 million in 2003 were broadly similar to last year (2002 - €23.3 million) due to lower treatment charges. Despite lower zinc prices, the improved operational performance coupled with lower treatment charges and lower depreciation charges resulted in a 34% reduction in retained loss to €9.7 million (2002 - €14.7 million).

The successful placing of shares in September raised a gross €5.7 million, which has been used to continue capital development within the mine and expand the mill concentrate production capacity. The tightness of concentrate supply in the zinc market is forecast by market commentators to continue over the next two years and is expected to result in improved zinc prices.

During the year, significant challenges faced the industry as we saw the €/US$ exchange rate strengthening markedly to a rate of $1.263 at the end of the year. Consequently although the annual average US$ zinc price rose to US$837/tonne in 2003, up 8% compared to 2002, the equivalent 2003 average € zinc price fell to €747/tonne, down by 10% compared to 2002.

During 2003, exploration of the exceptional R Zone was completed. The zinc grade of the remaining reserves and resources are the second highest in the Western World. In 2004 we will continue the gravity survey to the south-west of the mine (which remains largely unexplored), carry on with drilling of gravity anomalies and continue infill drilling in the area in the immediate vicinity of the mine.

A planning application for development of the R Zone was submitted in May 2003 and a draft planning permission was received from Kilkenny County Council in December 2003. The final planning permission is expected during the second quarter of 2004. Having declared the R Zone commercial for the purposes of calculating depreciation, the extended mine life has resulted in reduced depreciation charges of €4.1 million (2002 - €7.2 million).

In 2004, we expect to increase substantially the gross sales revenue through higher zinc grades, higher milled tonnage (following completion of the R Zone access), lower treatment charges and significant lead sales following the forthcoming completion of the upgrade to the lead circuit. This should result in a meaningful improvement to our financial result for the year.

At an Extraordinary General Meeting immediately following the Annual General Meeting, proposals to consolidate the Ordinary Shares and reduce the capital are being put forward. It is proposed that every 10 Existing Ordinary Shares be consolidated into 1 New Ordinary Share. The Consolidation should facilitate a reduction in the magnitude of the bid-offer spread in the market price. The proposed reduction of capital will reduce the deficit on the profit and loss account, thereby increasing the financial flexibility of the Group. A separate circular on the proposals is enclosed with this report.

Tony O'Reilly Jnr.
Chairman

Operational Review

Following the discovery of the R Zone in 2002 and the strengthening of the exchange rate, it was decided to fast track the permitting and development of the orebody. The mining of the access decline commenced in February 2003 and was completed during the third quarter of 2003. The mining of the decline was carried out by mine personnel, thereby resulting in lower than planned mined ore.

Despite the diversion of resources to the R Zone access decline, the tonnage milled was 660,000 tonnes at a head grade of 11.2% Zn, which resulted in an increase of zinc concentrate sales by 22% to 120,421dmt.

The financial results were adversely impacted by a further decline in the Euro zinc prices due to the strengthening of the €/US$ exchange rate which was $1.263/€ at the end of the year. Consequently although the annual average US$ zinc price rose by 7% compared to 2002 to US$837/tonne (2002 - $779), the equivalent 2003 average € zinc price fell by 10% to €747/tonne (2002 – €827). The chart below shows the LME zinc price and inventory levels up to the end of 2003.


LME - Zinc
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
LME stocks
€1,500
€1,400
€1,300
€1,200
€1,100
€1,000
€900
€800
€700
€600
Cash Price
1Q '00
3Q
1Q '01
3Q
1Q '02
3Q
1Q '03
3Q
LME stocks
Cash Price €/t
31 Dec 2003

In spite of the recent increases in LME stocks market, commentators forecast that the global zinc market will remain in substantial deficit in 2004 and 2005. Recent growth in Chinese demand underpinned global consumption growth, at a time when the OECD was experiencing a slowdown in economic activity. Zinc demand is rising in all the world's major economies, with no region detracting from the strong demand in Asia.

In the near term the potential for zinc producers to increase supplies significantly is believed to be very limited. The shortage of new zinc concentrate output is likely to be the most important factor in restraining growth in refined zinc supply. Thus with a fall in LME stocks through positive demand growth and limited new supplies of mine production the zinc price is forecast to around $1,100 in 2004 and $1,200 in 2005.

The Group's strategy to enhance its financial performance is being met by:

(a) **Production** - *to increase zinc and lead concentrate production.* The development of the R Zone will allow the mine head grade to increase substantially in 2004 to circa 14% Zn and 4% Pb.

(b) **Exploration** - *to identify resources close to the mine.* Gravity surveys will be continued to the south-west of the mine (which is largely unexplored), and gravity anomaly and infill drilling continued around the mine.

Financial

In the year ended 31st December 2003, turnover was 11% higher at €22.4 million (2002 - €20.1 million), reflecting a 22% increase in concentrate sales and a 10% reduction in € zinc prices. The gross loss for the year was €3.2 million, (2002 - €8.5 million).

The EBITDA loss was reduced by 26% to €4.5 million (2002 - €6.1 million). The retained loss for the year was €9.7 million (2002 - €14.7 million) after allowing for net interest, provision against exploration investment and exploration costs. The loss per ordinary share declined to €0.006 (2002 - €0.019). Having declared the R Zone commercial for the purposes of calculating depreciation on a unit of production basis the depreciation charged was €4.1 million (2002 - €7.2 million).

Shareholder funds at the year end were €6.4 million (2002 - €14.3 million), following the placement of 10% of the company's shares to raise a gross €5.7 million. Net debt was €9.5 million at the year end (2002 - €8.4 million).

Operations

Following the continued fall of the € zinc price in 2002, the company revised its operating plans by fast tracking the access to the R Zone. The access decline was commenced in March 2003 and was completed during the third quarter. A draft planning permission was received in late December 2003, with the final planning permission expected in the second quarter of 2004.

Mine

The mine achieved further operational improvements in 2003 by mining 659,000 tonnes at a head grade of 11.3% Zn.



Mine Hoist (Ore & Waste)
R Zone Dev
Target
200,000
150,000
100,000
50,000
-
750ktpa
Tonnes
Q1'00
Q3 '00
Q1'01
Q3 '01
Q1'02
Q3 '02
Q1'03
Q3 '03
Q'04 Est
Mined Ore
Development Waste

Development

The R Zone access decline advanced 475 metres. A ventilation shaft was raisebored to the south-west of the G orebody in May 2003.

Production

The mine produced 659,000 tonnes of ore at a grade of 11.3% Zn and 76,000 tonnes of waste was generated from the access development. The total tonnage mined rose by 5% compared to 2002. The bulk of the mined tonnage originated from the G orebody with smaller tonnages arising from the K, GNE and CW south orebodies. The delay in the receipt of the R Zone planning permission restricted the mined tonnage and grade in the fourth quarter.

2004

The addition of high grade ore from the R Zone will provide the mine with flexibility to schedule a headgrade that ensures that the mill concentrate production is maximised. The life of mine plans have been revised and are designed to mine the remaining reserves and resources at an consistent rate of 750,000 tonnes per annum at 14.4% Zn and 4.4% Pb.

Mill

The tonnage milled in 2003 was 660,000 tonnes at a head grade of 11.2% Zn, which resulted in an increase of zinc concentrate sales by 22% to 120,421dmt.


Milled Tonnage & Zinc Grade
200,000
150,000
100,000
50,000
-
Tonnes Milled
14.0%
13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
Zinc Grade
Q1'00
Q3 '00
Q1'01
Q3 '01
Q1'02
Q3 '02
Q1'03
Q3 '03
Q '04
Est
Milled Ore
Zinc Grade

Production

The mill treated 660,000 tonnes at a head grade of 11.2% Zn, producing 119,000 tonnes of zinc concentrate. The difference in mineralogy from the GNE (high lead, low iron, low MgO), G (high lead, high iron, low MgO), and K orebodies (low lead, low iron, high MgO) continue to hamper recoveries and concentrate grades. However the capital investment programme has started to provide flexibility and control in the zinc circuit.

2004

With the introduction of the R Zone (very high lead, low iron, low MgO) the lead circuit requires upgrading and will be completed in the second quarter of 2004. The completion of the lead circuit upgrade will allow annual concentrate production to increase to circa 160,000 dmt of zinc concentrate and 25,000 dmt of lead concentrate.

Health and Safety

Continuous emphasis is placed on Health and Safety through training, safety awareness and analysis of incidents. A key part of the Company's emergency preparedness plan is the Mine Rescue Team, who are trained to operate in irrespirable atmospheres.

Environment

ARCON completed its first year of operation under the Integrated Pollution Control Licence issued by the Environment Protection Agency. Under the licence a regime for monitoring a wide variety of parameters is well established, including aquatic and terrestrial ecology, soils, vegetation, animal health, noise, vibration, climate, and air, water and effluent quality. The majority of the environmental attributes are monitored in real time using radio telemetry.

Rehabilitation of the Phase 1 of the tailings management facility was commenced using spent grains from the brewing industry. Initial grass growth has proved encouraging.

ARCON continues to participate in European Union co- funded projects:

Lycimin – *(Life Cycle Assessment of Mining Projects for Waste Minimisation)*
ARCON continues to provide data and technical expertise to the LICYMIN project, which is now one third complete. The project aims to minimise waste via a cradle to grave assessment for new mining projects.

Planning

A planning application with a full Environmental Impact Study was submitted to Kilkenny County Council in May 2003, to apply for permission for the extraction of the additional R Zone resources. The principal components of the development comprise the mining of additional reserves by underground methods using the existing infrastructure and the installation of an additional ventilation shaft. The draft permission was received in late December 2003 with the final permission expected in the second quarter of 2004.

Exploration

Most of the exploration work carried out in 2003 was concentrated in the area near the Galmoy mine.

Drilling in the R Zone, which included delineation drilling, in-fill drilling and large diameter drilling to provide samples for metallurgical test work, was finally completed in September. The final resource is:

2.3 Mt at 19.0% Zinc, 7.2% Lead and 66 g/t Silver.

For the remainder of the year drilling was targeted on gravity highs. Although no further resource grade mineralisation was discovered, the work has shown that the G Fault, the main conduit for the mineralising fluids at Galmoy, is even more complex than was previously thought. The appreciation of the complexity of the faulting has resulted in the establishment of a series of geological targets east and west of the R Zone.

In parallel with the continuing drilling programme the gravity survey that originally highlighted the R Zone has been extended to the north and west of the mine area. Further gravity highs have been found, which will require drill testing in the future.

Prospecting Licence Portfolio

Two prospecting licences were surrendered in 2003, one in Co. Longford and the other in Co. Tipperary. The present Prospecting Licence portfolio includes:

- Six Prospecting Licence Areas in the Galmoy Area, six wholly owned and one which is explored by ARCON under a joint venture agreement with Westland Ltd (a wholly owned subsidiary of Ennex International plc),
- Two Prospecting Licences in Kildare which include the Harberton Bridge Prospect (Inferred resource, circa 3.7 million tonnes, 8.8% Zn, 1.1% Pb),
- Four Prospecting Licences in Co. Offaly which include the Kinnity Prospect (Inferred resource, circa 500 thousand tonnes, 7.6% Zn, 0.7% Pb),
- One Prospecting Licence in Co. Limerick which covers the Carrickittle Prospect (Inferred resource, circa 150 thousand tonnes, 6.0% Zn, 1.5% Pb) and which is adjacent to ground held by Minco Ireland Ltd where Zinc/Lead mineralization has been recently discovered.
- One Prospecting Licence in Co. Longford.

2004

The main focus will remain on the Galmoy area. The discovery of the R Zone has increased the exploration potential of the ground in its immediate vicinity, particularly of the ground to east and west along the line of the major G Fault. The priorities for the future in descending order are:

- to increase the mineral resources in the vicinity of the Galmoy Mine by drilling areas where the mineralisation remains open, other geological targets and areas where there has been no previous drilling;

- to further explore the potential identified at the Rapla Prospect through drilling. Drilling to date has outlined a contiguous zone containing an inferred resource of circa 2.7 million tonnes at 6.9% Zn and 1.5% Pb. A fault, thought to be the source of the mineralising fluids, has been identified. The zone remains open;

- to continue exploring the Galmoy trend from Rapla to the boundary with Lisheen Mine, a strike length of 13.5km, by geophysics and drilling. A detailed gravity survey will be extended into the area west of the mine in 2004;

- to continue the exploration programme on all other Irish exploration licences including drilling programmes as required; and

- to review new opportunities both in Ireland and abroad.

Directors' Report
For The Year Ended 31 December 2003

The Directors submit their report together with the audited financial statements of ARCON International Resources P.l.c. ("the Company") and its subsidiaries ("ARCON" or the "Group") for the year ended 31 December 2003.

Principal Activities, Business Review and Future Developments

Information with respect to the Group's principal activities, the review of the business and future developments is contained in the Chairman's Statement and Review of Operations on pages 4 to 9.

During 2003, commercial operations at the Galmoy Mine continued.

Results for the Period and State of Affairs at 31 December, 2003

The consolidated profit and loss account for the year ended 31 December 2003 and the consolidated balance sheet at that date are set out on pages 25 and 26. The loss for the year amounted to €9,682,000 (2002 – loss €14,656,000). The movement on the consolidated profit and loss account for the year is as follows:

	€'000
Balance 1 January 2003	(95,465)
Retained loss for the year	(9,682)
Balance 31 December 2003	(105,147)

No dividends or transfers to reserves are recommended by the Directors.

As a result of the above together with movements on the foreign currency translation reserve, and the raising of capital through placing with Institutional shareholders, Shareholders' Funds at 31 December 2003 decreased by €7,908,000 to €6,434,000 (2002 – increased by €14,291,000 to €14,342,000).

Directors

Mr. J. P. Hayes, Mr. W.P. Kidney and Mr. K. Ross retire from the Board by rotation and being eligible offer themselves for re-election.

Health and Safety

The Company has implemented a Corporate Safety Statement under Safety, Health and Welfare at Work Act, 1989. This is a basis for ensuring safe working practice by its employees.

Directors' and Secretary's Shareholdings and Other Interests

The interests of the Directors, the Secretary and their spouses and minor children in the share capital of the Company, all of which were beneficially held, were as follows:

Number of Ordinary Shares

	31 December, 2002	31 December, 2003	31 May 2004
J. P. Hayes	860,000	860,000	860,000
W. P. Kidney	149,030	149,030	149,030
J. S. McCarthy	1,078,147	1,078,147	1,078,147
W. A. Mulligan	250,00	250,00	250,000
T. O'Reilly	6,795,395	6,795,395	6,795,395
J.S. D. McCarthy	-	-	-
D. Roxburgh	-	-	-
W.J. Tilson	100,000	100,000	100,000
K. Ross	750,000	750,000	750,000
Secretary			
M. Graham	150,000	150,000	150,000

Details of the movement on outstanding options, as adjusted for the options granted during the year and those exercised during the period are as follows:

Directors	**At 31 December 2002**	**Granted During Year**	**At 31 December 2003**	**Exercise Price Euro Cent**	**Expiry Date**
J. P. Hayes	187,500	-	187,500	27.4473	March 2004
	461,538	-	461,538	19.1880	August 2005
	500,000	-	500,000	3.00	Sept. 2012
J. S. McCarthy	281,250	-	281,250	27.4473	March 2004
	576,923	-	576,923	19.1880	August 2005
	500,000	-	500,000	3.00	Sept. 2012
J. S. D. McCarthy	-	1,000,000	1,000,000	2.90	May 2013
K. Ross	2,307,692	-	2,307,692	5.20	Sept. 2011
	7,000,000	-	7,000,000	3.00	Sept. 2012
	-	1,000,000	1,000,000	2.90	May 2013
D. Roxburgh	-	1,000,000	1,000,000	2.90	May 2013
W. A. Mulligan	187,500	-	187,500	27.4473	March 2004
	288,462	-	288,462	19.1880	August 2005
	500,000	-	500,000	3.00	Sept. 2012
T. O'Reilly	1,153,846	-	1,153,846	19.1880	August 2005
	115,835	-	115,835	51.8787	March 2007
W. J. Tilson	656,250	-	656,250	27.4473	March 2004
	692,308	-	692,308	19.1880	August 2005
	115,835	-	115,835	51.8787	March 2007
	500,000	-	500,000	3.00	Sept. 2012
W. P. Kidney	234,375	-	234,375	27.4473	March 2004
	201,923	-	201,923	24.1627	Dec. 2005
	23,077	-	23,077	16.4607	June 2009
	230,769	-	230,769	19.0667	April 2010
	1,153,846	-	1,153,846	5.20	Sept. 2011
	3,500,000	-	3,500,000	3.00	Sept 2012
	-	1,000,000	1,000,000	2.90	May 2013
Secretary					
M. G. Graham	144,231	-	144,231	24.1627	Dec. 2005
	230,769	-	230,769	19.0667	April 2010
	900,000	-	900,000	3.00	Sept. 2012

All of these options are exercisable currently except for options totalling 3,461,538 held by W. P. Kidney and K. Ross which may not be exercised within a three year period from 28 September, 2001. The options granted during the year 2002 totalling 13,400,000 may not be exercised within a three year period commencing 26 September, 2002.

The options granted during the year 2003 totalling 4,000,000 may not be exercised within a three-year period commencing 12 May, 2003. The market price for ordinary shares at 31 December, 2003 was €0.05 cent and the range during the year was €0.025 to €0.051.

Directors' Responsibility Statement

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:-

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Acts 1963 to 2003 and all regulations to be construed as one with those Acts. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors have reviewed budgets, projected cashflows and other relevant information, and on the basis of this review, are confident that the Company and the Group will have adequate financial resources to continue in operational existence for the foreseeable future. Consequently the Directors consider it appropriate to prepare the financial statements on a going concern basis.

Corporate Governance

The Company is committed to high standards of corporate governance. The statement below describes how the principles of good governance set by the Combined Code, are applied by the Company.

The Board

The Board is made up of both executive and non-executive Directors. Biographies of each of the Directors are set out on page 3.

The Board agrees a schedule of regular meetings to be held in each calendar year and also meets on other occasions as necessary. Meetings are held at the head office in Dublin as well as at the offices of its operating subsidiaries.

There is an agreed list of matters which the Board has formally reserved to itself for decision, such as approval of the Group's commercial strategy, trading and capital budgets, financial statements, Board membership, acquisitions and disposals, major capital expenditure, risk management and treasury policies. Responsibility for certain matters is delegated to Board Committees.

There is an agreed procedure for Directors to take independent legal advice. The company secretary is responsible for ensuring that Board procedures are followed, and all Directors have direct access to the company secretary.

All Directors receive monthly Group management financial statements and reports and full Board papers are sent to each Director in sufficient time before Board meetings, and any further backup papers and information are readily available to all Directors on request. The Board papers include the minutes of all committees of the Board which have been held since the previous Board meeting, and, the chairman of each committee is available to give a report on the committee's proceedings at Board meetings if appropriate.

The Board has a formal process whereby each year every Director will meet the chairman to review the conduct of Board meetings and the general corporate governance of the Group.

The roles of chairman and chief executive are separated. The non-executive Directors are independent of management and have no material interest or other relationship with the Group. The chairman is non executive and The Board has not deemed it necessary to appoint a senior non executive director. However, this issue is subject to review.

Each year one third of the directors retires from the board by rotation and every director is subject to this rule. Effectively each director retires by rotation within each three year period.

Board Committees

The Board has activated an effective committee structure to assist in the discharge of its responsibilities. The committees and their members are listed on page 3 of this report. All committees of the Board have written terms of reference dealing with their authority and duties. Membership of the audit, and remuneration committees is comprised exclusively of non-executive Directors. The company secretary acts as secretary to each of these committees.

Audit Committee

The audit committee reviews the accounting principles, policies and practices adopted in the preparation of the interim and annual accounts and discusses with the Group's auditors the results and scope of the audit. It also reviews the scope and performance of the Group's internal finance function and the cost effectiveness and independence of the external auditors. The external auditors are invited to attend audit committee meetings, along with the chief executive and the Finance Director. The external auditors have the opportunity to meet with the members of the audit committee alone at least once a year. Mr. J. P. Hayes is chairman of the audit committee.

Remuneration Committee

The remuneration committee is responsible for determining the remuneration packages of the executive Directors and senior management and for making recommendations in regard to the staff share option scheme. Mr. Tony O'Reilly Jnr. is Chairman of the remuneration committee.

The Company has fully complied with the Irish Stock Exchange's requirement in relation to the disclosure of Director's remuneration and its Best Practice provisions as contained in Section A of the Listing Rules.

Emoluments of Executive Directors and senior management are determined by the remuneration committee which is chaired by Mr. Tony O'Reilly Jnr. and comprises non-executive Directors only. In the course of each financial year the remuneration committee determines basic salaries as well as the parameters for possible bonus payments.

The remuneration committee applies the same philosophy in determining Executive Directors' remuneration as is applied in respect of all employees. The underlying objective is to ensure that individuals are appropriately rewarded relative to their responsibility, experience and value to the Group. The remuneration committee is mindful of the need to ensure that, in a competitive environment, the Group can attract, retain and motivate executives who can perform to the highest levels of expectation.

Annual bonuses, if any, are determined by the remuneration committee on the basis of objective assessments based on the Group's performance during the year in terms of key financial indicators, as well as a qualitative assessment of the individual's performance.

The remuneration committee reviews and assesses proposals to grant share options to employees under the share option scheme. Participation is at the discretion of Directors for eligible employees.

In framing Remuneration Policy, the remuneration committee has had regard to Section B of the best Practice provisions annexed to the Listing Rules.

No directors have service contracts with the Company.

In accordance with the Irish Stock Exchange's requirements details of Directors' remuneration for the year under review, together with prior year comparatives, are set out in Note 6 to the financial statements.

Nomination Committee

At present the Board does not have a nomination committee but the authority to nominate new directors for appointment vests in the Board of Directors. Consideration to setting up a specific nomination committee is under continuous review.

Shareholders

There is regular dialogue with institutional shareholders and presentations are made at the time of the release of the annual and interim results.

The Company encourages communication with private shareholders throughout the year and welcomes their participation at general meetings. The Company has an active website for information purposes. All Board members attend the Annual General Meeting and are available to answer questions. Separate resolutions are proposed on substantially different issues and the agenda of business to be conducted at the Annual General Meeting includes a resolution to receive and consider the Annual Report and Accounts. The chairmen of the Board's committees will also be available at the Annual General Meeting. Notice of the Annual General Meeting together with the Annual Report and accounts is sent to shareholders in accordance with the Articles of Association of the Company and the Companies Acts and details of the proxy votes for and against each resolution are announced after the result of the hand votes.

Compliance

The Board therefore is confident that it complies with the Code except for the following:

- The current non-executive Directors were not appointed for specific terms. They are however subject to retirement from the Board by rotation at Annual General Meetings.
- Certain share option arrangements are in place between the Company and certain non-executive Directors. These arrangements reflect the high level of commitment and support given by them.
- A Senior non-Executive Director has not been appointed.
- No specific Nomination Committee has been established as the Board is small at present. The matter is under continuous review.

Internal Control

The Combined Code of The Stock Exchange Listing Rules states:

1. That the Board should maintain a sound system of internal control to safeguard shareholder's investments and the Group assets.
2. That the Directors should at least annually conduct a review of the effectiveness of the Group's system of internal control and should report to shareholders that they have done so. The review should cover all controls, including financial, operational and compliance controls and risk management.

The Board of ARCON International Resources has had in place for some years an established system for reviewing the internal financial controls of the Group through management and the audit committee process. The Board has established a process of internal controls to include not just financial risk management, but also operational and compliance risk management.

During 2003, the Directors continued their ongoing review of the key commercial and financial risks facing the Group. Each Department head within the Group submits a monthly report to the Directors on the effectiveness of controls in relation to the risks. A review of the identified risks by each Department is included as part of the Group's annual budget process.

Among the processes applied in reviewing the effectiveness of the system of internal control are the following.

- Budgets are prepared by relevant department heads in each subsidiary for approval by executive management and inclusion in a Group budget approved by the Board.
- Expenditure and income are compared to previously approved budgets.
- The Board establishes treasury and commodity risk policies as appropriate, for implementation by executive management.
- All commitments for expenditure and payments are compared to previously approved budgets and are subject to approval by personnel designated by the Board of Directors or by the Board of subsidiary companies.
- In addition to the review by the board of Directors, Management Committees meet to review financial, investment and operational activities.
- Cashflow forecasting is performed on an ongoing basis to ensure efficient use of cash resources.
- Regular financial results are submitted to and reviewed by the Board of Directors.
- The Directors, through the Audit Committee, review the effectiveness of the Group's system of internal financial control.

A formal review of the effectiveness of the system of internal control was carried out during 2003. The Directors considered that the procedures necessary to implement the Turnbull guidelines on the Combined Code have been properly established.

The Board has considered the requirement for an internal audit function. Based on the scale of the Groups operations and close involvement of the Board the Directors, the Board has concluded that an internal audit function is not currently required.

Risk Management

Currency Risk Management

The Group's turnover is earned in US dollars, part of which must be converted into Euro to finance ongoing operating and capital costs. The Board monitors its annual Euro requirements by reference to bank forecasts and prevailing exchange rates.

Commodity Risk Management

The Group sells zinc and lead concentrate which is priced by reference to average monthly refined zinc and lead metal prices quoted on the London Metal Exchange.

Interest Rate Management

Group borrowings are denominated in US dollars and carry an interest rate of 8%.

Substantial Shareholders

So far as the Board is aware, no person or company, other than mentioned below, held 3% or more of the Ordinary Share Capital of the Company at 31st May 2004.

Shareholder	Number of Shares	%
Sir Anthony O'Reilly	1,133,565,772	65.17%

Political Donations

No political donations were made during the year.

Books and Accounting Records

The Directors are responsible for ensuring proper books and accounting records, as outlined in Section 202 of the Companies Act 1990, are kept by the Company. The Directors through the use of appropriate procedures and systems and the employment of competent persons have ensured that measures are in place to secure compliance with these requirements. These books and accounting records are maintained at the Company's registered office, 60 Merrion Road, Dublin 4.

AGM

The Annual General Meeting will be held on 19th July 2004 and notice is enclosed. A special resolution will be proposed to dis-apply statutory pre-emption provisions in the event of a rights issue or in any other issue for cash up to an aggregate nominal value of 10% of the company's issued share capital for the time being such authority to expire on the earlier of 15 months from the date of passing the resolution or the date of the next Annual General Meeting. In addition resolutions to consolidate the issued ordinary shares will be proposed as special business at an Extraordinary General Meeting to follow the Annual General Meeting.

The directors recommend that you vote in favour of this resolution as they intend to do in respect of their own beneficial holdings.

Auditors

KPMG have indicated their willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963. The shareholders will be asked to authorise the Directors to fix their remuneration.

On behalf of the Directors

Tony O'Reilly Jnr., Chairman

W. Peter Kidney, Finance Director

18 June, 2004

ARCON International Resources P.l.c.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of ARCON International Resources P.l.c. will be held at The Westbury Hotel, Grafton Street, Dublin 2, on Monday 19 July, 2004 at 3:00p.m for the purpose of transacting the following business.

As Ordinary Business.

(1) To receive and consider the Directors' Report and Financial Statements for the year ended 31 December 2003.

(2) To re-elect Directors.

1) Mr. J. Patrick Hayes
2) Mr. W. Peter Kidney
3) Mr. Kevin J. Ross

(3) To authorise the Directors to fix the remuneration of the auditors.

(4) To transact any other ordinary business.

As Special Business

To consider, and if thought fit, pass the following resolution as a special resolution

(5) THAT the Directors be and they are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act 1983 (the "1983 Act") to allot equity securities (within the meaning of Section 23 of the said Act) for cash, as if the restrictions in sub-section (1) of Section 23 did not apply to any such allotment, provided however that the power hereby conferred shall be limited to the allotment of equity securities:

a) in connection with or pursuant to an offer of equity securities by way of rights issue, open offer or otherwise to the holders of ordinary shares and/or any other persons entitled to participate therein (including without limitation any holders of options under the Company's share option scheme(s) for the time being) in proportion (as nearly as may be) to their respective holdings of ordinary shares (or, as appropriate, the number of ordinary share which such other persons are for the purposes of such offer deemed to hold) on a record date fixed by the Directors (whether before or after the date of this meeting) and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements or otherwise howsoever;

b) pursuant to the terms of any scheme for Directors and/or employees of the Company and/or its subsidiaries approved by the shareholders of the Company in general meeting;

c) otherwise than pursuant to sub-paragraphs (a) and (b) above, having, in the case of relevant shares (as defined in Section 23 of the 1983 Act), a nominal amount or, in the case of any other equity securities, giving the right to subscribe for or convert into relevant shares, having a nominal amount, not exceeding in aggregate €1,739,382 (corresponding to 10%) of the issued Ordinary Share Capital of the Company;

provided in each case of power shall, unless revoked or renewed in accordance with the provision of Section 24 of the 1983 Act, expire on the earlier of fifteen months from the date of passing this Resolution and the conclusion of the next Annual General Meeting of the Company unless previously renewed, varied or revoked by the Company in general meeting, save that the Directors may before such expiry make an offer or agreement which would or might require equity securities to be allotted or issued after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Dated this 23 June 2004
By order of the Board
M. Graham, Secretary
60 Merrion Road.
Ballsbridge,
Dublin 4.

Note 1: A member entitled to attend and vote at the above General Meeting is entitled to appoint a proxy to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Note 2: In accordance with the requirements of The Stock Exchange, copies of the directors' service contracts, if any, will be available for inspection by members at the registered office of the Company during normal business hours from the date of this notice and at the place of the Annual General Meeting for a period of fifteen minutes prior to the said meeting until the conclusion of the meeting.

Note 3: A Form of Proxy for use at the AGM is enclosed. To be effective, the Form of Proxy, together with any Power of Attorney or other authority under which it is executed, or a notarially certified copy thereof, must be completed and reach the Company's Registrars, Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) not less than forty-eight hours before the time for the holding of the meeting.

Note 4: The Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised officer or attorney.

Note 5: In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

Note 6: Only those shareholders on the register of members of the company as at 6:00pm on 17 July, 2004 will be entitled to attend and vote at the Annual General Meeting and may also only vote in respect of the number of shares registered in their name at that time.

Independent auditors' report to the members of ARCON International Resources P.l.c.

We have audited the financial statements on pages 21 to 41.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors in relation to the Annual Report

The directors are responsible for preparing the Annual Report. As described on page 12, this includes responsibility for preparing the financial statements in accordance with applicable Irish law and accounting standards. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. As also required by the Acts, we state whether we have obtained all the information and explanations we require for our audit, whether the financial statements agree with the books of account and report to you our opinion as to whether

- the Company's balance sheet is in agreement with the books of account;
- the Company has kept proper books of account;
- the Directors' report is consistent with the financial statements;
- at the balance sheet date a financial situation existed that may require the Company to hold an extraordinary general meeting, on the grounds that the net assets of the Company, as shown in the financial statements, are less than half of its share capital.

We also report to you if, in our opinion, information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the company is not disclosed.

We review whether the statement on page 14 reflects the Company's compliance with the paragraphs of the Combined Code specified for our review by the Irish Stock Exchange, and we report if it does not. We are not required to form an opinion on the effectiveness of the Group's corporate governance procedures or its internal controls.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of the affairs of the Group and the Company as at 31 December 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2003 and all Regulations to be construed as one with those Acts.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The Company's balance sheet is in agreement with the books of account.

In our opinion, the information given in the Directors' report on pages 10 to 16 is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet on page 26, are more than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2003 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditors
Dublin
18 June 2004

ARCON International Resources P.l.c.

Statement of accounting policies

for the year ended 31 December 2003

The following accounting policies have been applied consistently, throughout the year and the preceding year, in dealing with items which are considered material to the Group's financial statements.

Basis of preparation

The financial statements are prepared in accordance with generally accepted accounting principles under the historical cost convention and comply with financial reporting standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries; all intercompany transactions and balances have been eliminated in their preparation. Goodwill arising on consolidation (representing the excess of the fair value of the consideration for an acquisition over the fair value of the separable net assets acquired) in respect of acquisitions before 1 January 1998, was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and amortised over its expected useful life. The profit or loss on the disposal of subsidiaries is determined, inter alia, by the inclusion in the profit and loss account of the attributable amount of goodwill previously written off against reserves. The results of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Turnover

Turnover from the sale of zinc and lead concentrate is stated net of smelter deductions, with distribution and selling expenses included in "operating expenses". Revenues from the sale of concentrate are recognised when the product passes out of the ownership of the Company to external customers pursuant to enforceable sales contracts. As the final value of concentrate sales can only be determined from weights, assays, prices and exchange rates applying after a shipment has arrived at its destination, sales of concentrate are recorded at estimated values pursuant to contract terms, with adjustments being subsequently recognised in the period when final values are determined.

Pension costs

The Company provides for pensions for certain employees through defined contribution pension schemes. The amount charged to the profit and loss account in respect of the schemes is the contribution payable in that year. Any difference between amounts charged to the profit and loss account and contributions paid to the pension schemes is included in 'Debtors' or 'Creditors' in the balance sheet.

Statement of accounting policies (continued)

for the year ended 31 December 2003

Taxation

Current tax is provided on taxable profits at current rates.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Mineral interests

The Group accounts for Mineral expenditure using the 'Area of Interest' method of accounting.

(i) *Exploration and evaluation expenditure*
Expenditure on exploration and evaluation of individual projects is written off as incurred. When a project reaches the stage where expenditure is considered to be capable of being recouped through development or sale, all subsequent exploration and evaluation expenditures in that defined Area of Interest are capitalised and amortised against production from the Area once mining commences.

(ii) *Mine development and construction expenditure*
Mine development expenditure for the initial establishment of access to mineral reserves, together with capitalised exploration, evaluation and commissioning expenditure, financing costs on borrowings and certain overhead expenses prior to the commencement of commercial production are capitalised to the extent that the expenditure results in significant future benefits.

(iii) *Depreciation*
All capitalised costs within an Area of Interest, together with an appropriate estimate of the future costs to be incurred in developing the estimated economic reserves which includes the proven reserve are amortised over the current estimated economic reserve of the Area of Interest on a unit of production output basis.

(iv) *Restoration expenditure*
Provision is made for the anticipated costs of future restoration and rehabilitation of mine facilities in place at the balance sheet date. Management estimates the future costs associated with reclamation, plant closure and site restoration, discounted to take account of risk and the time value of money. The present value of those future costs is recorded as a provision in the balance sheet.

A corresponding mine decommissioning asset is recorded in Mineral Interests and is depreciated in accordance with the Group's depreciation policy set out at (iii) above.

Annually, the unwinding of the discount factor is recorded as an expense in the profit and loss account and disclosed under 'Interest payable and similar charges'. Changes in estimates which result in a revision of the net present value of the provision are accounted for by adjusting the provision, with a corresponding entry to Mineral Interests.

(v) Impairment test
An impairment test is carried out at each balance sheet date to assess whether the net book value of capitalised costs in each Area of Interest, together with the future costs of development of undeveloped reserves, is covered by the discounted future net revenues from the reserves within that Area of Interest. Any deficiency arising is provided for to the extent that, in the opinion of the Directors, it is considered to represent a permanent diminution in the value of the related asset, and, where arising, is dealt with in the profit and loss account as additional depreciation.

Tangible fixed assets

Tangible fixed assets are stated at original cost, net of accumulated depreciation and any provisions for impairment.

Depreciation is provided on all tangible fixed assets, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life. The useful lives currently used are as follows:

Mill equipment	Unit of production
Mobile mine equipment	4 years
Motor vehicles	4 years

Financial fixed assets

Financial fixed assets consist of the Company's investments in its subsidiaries and are stated at cost less provision for impairment.

Stocks

Stocks of ore and concentrate are stated at the lower of cost and net realisable value. Cost includes all expenditure incurred in bringing the product to its present location and condition. Net realisable value is based on normal estimated selling prices, less further costs expected to be incurred to completion and disposal. Stocks of raw materials and spare parts are stated at cost with provision made for obsolete, slow-moving or defective items where appropriate.

Statement of accounting policies (continued)
for the year ended 31 December 2003

Leases

Assets held under finance leases, which transfer substantially all the risks and rewards of ownership to the Group, are initially recorded at their fair value at the inception of the lease. The equivalent liability, categorised as appropriate, is included under 'Creditors'. Assets are depreciated over the lease term or their useful economic lives, as appropriate. Finance lease charges are allocated over the periods of the leases to produce constant rates of return on the outstanding balances.

Rentals under operating leases are charged on a straight-line basis over the lease terms.

Foreign currency

Transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates at the date of the transaction or, where appropriate, at the rates of exchange in related forward exchange contracts. Monetary assets and liabilities denominated in foreign currencies are translated using the rates of exchange prevailing at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

Certain assets which are denominated in foreign currency and the related foreign currency borrowings are treated as a separate group of assets and liabilities and are accounted for in that foreign currency. Exchange differences arising on the retranslation of these borrowings are taken to the Foreign Currency Translation Reserve, together with the exchange differences arising on the retranslation of the assets.

Issue expenses and share premium account

Issue expenses arising on the issue of equity securities are written off against the share premium account.

Treasury instruments

The Group is party to derivative financial instruments, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates and to manage its exposure to changes in the prices of certain commodity products.

Gains and losses on derivative contracts used to hedge foreign exchange and commodity price trading exposures are recognised in the profit and loss account when the hedged transactions occur.

ARCON International Resources P.l.c.

Consolidated profit and loss account

for the year ended 31 December 2003

	Note	2003 €'000	2002 €'000
Gross value of metal sold		**45,470**	43,357
Smelting charges and deductions		**(23,115)**	(23,287)
Turnover	2	**22,355**	20,070
Production costs		**(21,440)**	(21,348)
Depreciation		**(4,121)**	(7,223)
Cost of sales		**(25,561)**	(28,571)
Gross loss		**(3,206)**	(8,501)
Operating expenses	3	**(5,201)**	(5,250)
Mineral exploration costs		**(230)**	(346)
Operating loss		**(8,637)**	(14,097)
Forgiveness of debt and related interest	6	**-**	807
Loss on ordinary activities before interest		**(8,637)**	(13,290)
Interest receivable and similar income		**52**	72
Interest payable and similar charges	4	**(1,097)**	(1,438)
Loss on ordinary activities before taxation		**(9,682)**	(14,656)
Tax on loss on ordinary activities	5	**-**	-
Retained loss for the year	6	**(9,682)**	(14,656)
Profit and loss account, at beginning of year		**(95,465)**	(80,809)
Profit and loss account, at end of year		**(105,147)**	(95,465)
Loss Per Ordinary Share, basic and diluted	8	**€(0.006)**	€(0.019)

All activities were generated from continuing operations.

On behalf of the board

Tony O'Reilly Jnr.
Chairman

Peter Kidney
Finance Director

Approved by the Board on 18 June 2004

ARCON International Resources P.l.c.

Balance Sheets
at 31 December 2003

	Note	Group 2003 €'000	Group 2002 €'000	Company 2003 €'000	Company 2002 €'000
Fixed assets					
Mineral interests	*9*	**19,251**	22,599	**354**	297
Tangible assets	*10*	**8,767**	11,027	**21**	29
Financial assets	*11*	**-**	-	**47,985**	64,382
		28,018	33,626	**48,360**	64,708
Current assets					
Stocks	*12*	**930**	1,154	**-**	-
Debtors	*13*	**1,531**	1,172	**59**	90
Cash at bank and in hand	*20*	**3,880**	1,885	**1,241**	16
		6,341	4,211	**1,300**	106
Creditors: Amounts falling due within one year	*14*	**(14,457)**	(10,284)	**(1,440)**	(1,434)
Net current liabilities		**(8,116)**	(6,073)	**(140)**	(1,328)
Total assets less current liabilities		**19,902**	27,553	**48,220**	63,380
Creditors: Amounts falling due after more than one year	*15*	**(8,912)**	(8,681)	**(14,336)**	(14,545)
Provision for liabilities and charges	*16*	**(4,556)**	(4,530)	**-**	-
Net assets		**6,434**	14,342	**33,884**	48,835
Capital and reserves					
Called up share capital	*17*	**31,770**	30,189	**31,770**	30,189
Capital conversion reserve		**1,002**	1,002	**1,002**	1,002
Share premium	*17*	**81,359**	77,608	**81,232**	77,481
Profit and loss account		**(105,147)**	(95,465)	**(80,120)**	(59,837)
Foreign currency translation reserve		**(2,550)**	1,008	**-**	-
Shareholders' funds – equity		**6,434**	14,342	**33,884**	48,835

On behalf of the board

Tony O'Reilly Jnr.
Chairman

Peter Kidney
Finance Director

Approved by the Board on 18 June 2004

ARCON International Resources P.l.c.

Consolidated cash flow statement

for the year ended 31 December 2003

	Note	2003 €'000	2002 €'000
Net cash outflow from operating activities	21	**(3,088)**	(6,723)
Returns on investments and servicing of finance			
Interest received		**26**	116
Interest paid		**(73)**	(334)
		(47)	(218)
Taxation		**-**	-
Capital expenditure and financial investment			
Expenditure on mineral interests		**(2,742)**	(1,302)
Purchase of tangible fixed assets		**(1,290)**	(1,825)
Cash paid for restoration costs		**(81)**	(67)
		(4,113)	(3,194)
Net cash outflow before use of liquid resources and financing		**(7,248)**	(10,135)
Financing			
Proceeds from issue of share capital, net		**5,332**	28,141
Finance lease payments		**(478)**	(82)
Fairfield Facility		**4,457**	1,170
Indexia loan advances		-	3,006
Repayment of Indexia loan		-	(4,308)
Repayment of bank loans		-	(15,858)
		9,311	12,069
Increase in cash in the year	22	**2,063**	1,934

ARCON International Resources P.l.c.

Statement of total recognised gains and losses

for the year ended 31 December 2003

		2003	2002
		€'000	€'000
Loss for the financial year attributable to ordinary shareholders		**(9,682)**	(14,656)
Currency translation adjustments:	gain on debt	**1,985**	3,378
	loss on assets	**(5,565)**	(5,583)
	other	**22**	(197)
Total recognised gains and losses for the year		**(13,240)**	(17,058)

Reconciliation of movements in shareholders' funds

for the year ended 31 December 2003

	2003	2002
	€'000	€'000
Total recognised gains and losses for the year	**(13,240)**	(17,058)
Issue of ordinary share capital, net of issue expenses	**5,332**	31,349
Net addition (reduction) to shareholders' funds	**(7,908)**	14,291
Opening shareholders' funds	**14,342**	51
Closing shareholders' funds	**6,434**	14,342

Notes to the financial statements

for the year ended 31 December 2003

1 Going concern

At 31 December 2003 the Group had net current liabilities of €8.1 million (2002 - €6.1 million) and during the year reported an operating loss of €8.6 million (2002 - €14.1 million). Detailed financial projections have been prepared for 2004 and over the life of the mine, based on assumptions considered by the Directors to be appropriate.

The Directors have reviewed these cash flow forecasts in detail and have concluded based on these forecasts and the committed undrawn facilities totalling €2.7 million at 31 December 2003, that it is appropriate to continue to prepare the financial statements on a going concern basis.

2 Segmental reporting

All of the Group's revenues have been derived from the sale of zinc and lead concentrate from the Galmoy mine to European based smelters. All of the Group assets and liabilities are based in Ireland, but the functional currency of the Group's principal subsidiary, Arcon Mines Limited, is the US dollar.

3 Operating expenses

	2003	2002
	€'000	€'000
Corporate and mine services	**3,094**	3,164
Selling and distribution costs	**2,846**	2,371
Foreign exchange differences	**(305)**	190
	5,635	5,725
Capitalised in Mineral interests	**(434)**	(475)
	5,201	5,250

4 Interest payable and similar charges

	2003	2002
	€'000	€'000
Bank loans, overdrafts and Fairfield facility repayable by instalments, the last of which falls due after five years	**877**	927
Bank loans and overdrafts repayable by instalments, within five years	**-**	38
Finance lease interest	**73**	4
Indexia loan	**147**	325
Site restoration provision	**-**	144
	1,097	1,438

5 Tax on loss on ordinary activities

	2003	2002
	€'000	€'000
Irish corporation tax at 12.5% (2002 – 16%)	**-**	-

There was no unprovided deferred tax at 31 December 2003 (or 2002). The Group has mining tax losses and unutilised capital allowances carried forward of €131 million (2002: €123 million), for which no deferred tax asset has been recorded.

Notes (continued)

for the year ended 31 December 2003

6 Statutory and Other Information

	2003 €'000	2002 €'000
Auditors' remuneration	**60**	57
Operating lease rentals	**123**	217
Depreciation – Mineral interests	**2,579**	5,278
– Fixed assets	**1,550**	1,964
Directors' emoluments		
– fees	**106**	86
– other	**367**	469

Directors' emoluments are analysed as follows:

	Fees		Other emoluments		Pension		Total	
	2003 €'000	2002 €'000	**2003 €'000**	2002 €'000	**2003 €'000**	2002 €'000	**2003 €'000**	2002 €'000
T.O'Reilly Jnr.	**36**	32	-	4	-	-	**36**	36
K.Ross	**8**	8	**196**	196	**23**	22	**227**	226
W.P. Kidney	**8**	8	**135**	135	**13**	13	**156**	156
P. Hayes	**11**	8	-	4	-	-	**11**	12
W. Mulligan	**11**	8	-	4	-	-	**11**	12
J. McCarthy	**8**	8	-	-	-	-	**8**	8
J.S.D. McCarthy	**8**	3	-	-	-	-	**8**	3
D. Roxburgh	**8**	3	-	-	-	-	**8**	3
W.J. Tilson	**8**	8	-	91	-	-	**8**	99
	106	86	**331**	434	**36**	35	**473**	555

Directors' emoluments comprise all of the fees, salaries, pension contributions, bonuses and other benefits payable in respect of the Directors. The basis of the executive Directors' remuneration is fixed by the Remuneration Committee of the Board which is comprised solely of non-executive Directors of the Company. Details of Directors' share options are set out in the Directors' report on page 11. Other than the employee share options scheme, the Company does not have any long-term incentive scheme in place for Directors.

Certain bank advances and interest arising on loan stock advanced by Indexia Holdings Limited (Note 15) during 2002 amounting to €807,000 were also forgiven during that year.

7 Staff Costs

Employee costs (including executive Directors) during the year amounted to:

	2003	2002
	€000	€000
Wages and salaries	**8,631**	8,483
Social welfare costs	**877**	897
Pension costs	**236**	305
	9,744	9,685

The average number of persons employed during the year, by activity, was as follows:

	2003	2002
Development and production	**206**	196
Exploration	**6**	6
Corporate management and administration	**5**	5
	217	207

8 Loss per ordinary share

The computation of basic and diluted loss per share is set out below:

	2003	2002
	€'000	€'000
Loss on ordinary activities after taxation	**(9,682)**	(14,656)
Weighted average number of shares in issue during the year (000's)	**1,625,017**	756,171
Loss per share – basic and diluted	€(**0.006)**	€(0.019)

There is no material difference between the computation of basic and diluted loss per ordinary share as the impact of relevant outstanding share options is anti dilutive.

9 Mineral interests

	Group €'000
Cost	
Balance 1 January 2003	94,095
Revision of site restoration provision	107
Development expenditure	2,601
Other	(327)
Foreign exchange	(14,404)
Balance 31 December 2003	**82,072**
Depreciation	
Balance 1 January 2003	71,496
Charge for year	2,579
Foreign exchange	(11,254)
Balance 31 December 2003	**62,821**
Net book value	
At 1 January 2003	22,599
At 31 December 2003	**19,251**

Development expenditure includes €1.8 million of production and operating expenses which have been capitalised in accordance with the accounting policy for Mineral Interests. This expenditure relates, inter alia, to underground mine development, including the 'R' Zone.

Mineral interests comprise the Group's interest in the Galmoy ore bodies including property acquisitions and the construction of the Galmoy mine. The Directors have determined the geological trend covered by the Group's mine licence, together with the adjacent prospecting licenses, to be one Area of Interest in accordance with the Group's accounting policy for mineral interests.

The future discounted net revenues from the Group's recoverable reserves (as determined by appropriately qualified internal specialists) was estimated as at 31 December 2003 and at the date of approval of the financial statements. The Directors are satisfied that the net book value of capitalised costs within the Area of Interest is covered by the projected future discounted net revenues and that no provision for permanent diminution against the carrying value is necessary.

10 Tangible fixed assets

	Mill and mobile mine equipment €'000	Freehold property €'000	Motor vehicles €'000	Total €'000
Cost				
Balance 1 January 2003	36,887	49	298	37,234
Additions	1,705	-	-	1,705
Foreign exchange	(6,356)	-	(53)	(6,409)
At 31 December 2003	32,236	49	245	32,530
Depreciation				
Balance 1 January 2003	25,898	37	272	26,207
Charge for yea	1,542	2	6	1,550
Foreign exchange	(3,946)	-	(48)	(3,994)
At 31 December 2003	23,494	39	230	23,763
Net Book Value				
At 1 January 2003	10,989	12	26	11,027
At 31 December 2003	**8,742**	**10**	**15**	**8,767**

The Group has mine equipment and motor vehicles under finance leases totalling €1.13 million at 31 December 2003 (2002: €615,000) on which depreciation of €228,125 was charged during the year (2002: €12,812).

Notes (continued)
for the year ended 31 December 2003

11 Financial fixed assets

	Shares	Advances	Impairment provisions	Total
	€'000	€'000	€'000	€'000
Balance 1 January 2003	12,293	93,275	(41,186)	64,382
Movement during period, net	-	3,603	(20,000)	(16,397)
Balance 31 December 2003	**12,293**	**96,878**	**(61,186)**	**47,985**

The Directors have reviewed the carrying value of their investments in subsidiary companies and have deemed it appropriate to make an additional provision of €20 million to reflect the underlying net book values of the Company's subsidiaries.

At 31 December 2003 the Company had the following principal subsidiaries, each of which was incorporated in the Republic of Ireland. The principal country of operation of each trading subsidiary is Ireland.

Name and Registered Office	Activity	Share Capital
ARCON Mines Ltd., 60 Merrion Road, Ballsbridge, Dublin 4	Mining, mineral exploration, development and production	100%
ARCON Resources P.l.c., 60 Merrion Road, Ballsbridge, Dublin 4	Non-trading	100%
ARCON Exploration P.l.c., 60 Merrion Road, Ballsbridge, Dublin 4	Mineral exploration	100%

A full list of subsidiary companies will be filed with the Registrar of Companies.

12 Stocks

	2003	2002
	€'000	€'000
Zinc and lead concentrate	**207**	482
Ore	**64**	67
Raw materials and stores	**659**	605
	930	1,154

Ore, Zinc and lead concentrate stocks have been recorded at net realisable value.

Notes (continued)
for the year ended 31 December 2003

13 Debtors

	Group		Company	
	2003	2002	**2003**	2002
	€'000	€'000	**€'000**	€'000
Trade debtors	**406**	671	-	-
VAT	**54**	49	**54**	49
Prepayments and accrued income	**1,071**	452	**5**	41
	1,531	1,172	**59**	90

All of the above amounts fall due within one year.

14 Creditors: Amounts falling due within one year

	Group		Company	
	2003	2002	**2003**	2002
	€'000	€'000	**€'000**	€'000
Fairfield facility (Note 15 a)	**4,751**	1,907	-	-
Bank overdrafts	**-**	68	-	-
Finance lease obligations	**411**	206	-	-
Trade creditors	**3,984**	3,834	**605**	867
Accruals and deferred income	**4,146**	3,632	**351**	395
PAYE and PRSI	**1,165**	637	**484**	172
	14,457	10,284	**1,440**	1,434

15 Creditors: Amounts falling due after more than one year

	Group		Company	
	2003	2002	**2003**	2002
	€'000	€'000	**€'000**	€'000
Fairfield facility (a)	**6,802**	6,271	-	-
Indexia loan (b)	**1,836**	2,043	**1,836**	2,043
Finance lease obligations	**274**	367	-	-
Amounts due to subsidiaries	**-**	-	**12,500**	12,502
	8,912	8,681	**14,336**	14,545

a) These represent amounts drawn under a US$20 million loan facility with Fairfield Holdings Limited ("Fairfield"), a company connected with Sir Anthony O'Reilly (Note 25). The amounts outstanding at 31 December 2003 of €11.6 million (US$14.6 million) (2002: €8.2 million; US$8.7 million) is secured on the Mineral interests and mine assets and a guarantee by the parent company. They are repayable at various dates between 2004 and 2006. Interest accrues on the debt at a fixed rate of 8% per annum.

As at 31 December 2003, undrawn facilities under the Fairfield loan amounted to €2.7 million ($3.4 million), on which no fees are payable.

b) This US dollar denominated loan represents amounts owing to Indexia Holdings Limited, a company connected with Sir Anthony O'Reilly (Note 25). The loan is unsecured and bears interest at 8%.

c) The maturity analysis of the Group's loan and lease obligations can be analysed as follows:

	2003			2002		
	Fairfield €'000	**Indexia €'000**	**Lease €'000**	Fairfield €'000	Indexia €'000	Lease €'000
Within one year	**4,751**	**-**	**411**	1,907	-	206
Between one and two years	**4,745**	**-**	**274**	5,721	-	229
Between two and five years	**2,057**	**1,836**	**-**	550	2,043	138
	11,553	**1,836**	**685**	8,178	2,043	573

16 Provision for Liabilities and Charges – Site Restoration Provision

	€'000
Balance 1 January 2003	4,530
Revision of site restoration costs	107
Unwinding of discount	-
Site restoration expenditure	(81)
Balance 31 December 2003	4,556

17 Called up share capital and share premium

	2003 €'000	2002 €'000
Authorised		
2,162,488,340 (2002 – 2,162,488,340) Ordinary shares of €0.01	**21,625**	21,625
287,502,332 (2002 – 287,502,332) Deferred shares of €0.05	**14,375**	14,375
	36,000	36,000

The Deferred shares do not entitle the shareholder to receive a dividend or other distribution, do not entitle the shareholder to receive notice of or vote at any general meeting of the Company, and do not entitle the shareholder to any proceeds on a return of capital or winding up of the Company. The Company has been authorised to transfer the shares on behalf of the shareholders without payment and is authorised to cancel the deferred shares subject to the approval of the High Court.

Issued and fully paid:

	Share Capital		Share Premium	
			Group	Company
	Number	€000	€000	€000
Balance, 1 January 2003	1,581,262,825	30,189	77,608	77,481
Share issue	158,120,000	1,581	4,111	4,111
Share issue costs	-	-	(360)	(360)
Balance, 31 December 2003	1,739,382,825	31,770	81,359	81,232

In September 2003, the Company issued 158,120,000 new Ordinary shares of €0.01 each at a price of €0.036 cent per share to raise in aggregate €5.7 million before expenses. The shares were placed primarily with UK institutions to finance capital expenditure, the ongoing exploration programme and general working capital.

Share option schemes

Under the staff share option schemes, the Directors, at their discretion, may grant options over ordinary shares to permanent employees and Directors at the higher of par and market value on the date the option is granted. Options may be exercised at any time within the subsequent ten-year period.

Eligible employees were granted options over 6,950,000 shares at €0.029 and 100,000 shares at €0.04 per share during the year, while options over 1,773,078 shares expired or were relinquished during the year.

At 31 December 2003 options over 47,798,471 (2002 – 42,521,549) shares remained outstanding at subscription prices ranging from €0.029 to €0.51878, which expire at varying dates up to October, 2013.

18 Pension arrangements

The Group operates a number of externally funded defined contribution pension schemes to satisfy the pension arrangements in respect of certain employees.

The pension cost charged for the year was €236,000 (2002: €305,000). The Group's balance sheet includes accrued pension costs of €77,091 (2002: €24,000).

19 Financial instruments and risk management

(a) Interest rate profile

The Group pays interest on its US dollar denominated Fairfield facility and Indexia loan and the interest rate is fixed at 8% per annum.

(b) Maturity of financial liabilities

The maturity of the Group's financial liabilities is disclosed in Note 15.

(c) *Fair values of financial assets and liabilities*

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at 31 December 2003:

	Book Value €'000	Fair Value €'000
Fairfield facility – short term	4,751	4,751
– long term	6,802	6,802
Indexia loan	1,836	1,836
Cash, net	3,880	3,880
	=====	=====

(d) *Borrowing facilities*

The Group had undrawn committed borrowing facilities of €2.7 million (US$3.4 million) on the Fairfield facility at 31 December 2003.

(e) Gains and losses on hedges

At 31 December 2003, the Group had foreign currency purchase options outstanding of $8 million, which expire at various dates in the period to April 2004. The net unrealised gain of these contracts approximated €180,000 at 31 December 2003. There were no forward purchase contracts outstanding at 31 December, 2002.

20 Commitments and contingencies

a) **Mine closure and other bonds**

Bank bonds totalling €10.9 million (2002: €10.7 million) have been issued on behalf of Arcon Mines Limited in respect of obligations to the Minister for Communications Marine and Natural Resources and to Kilkenny County Council. These bonds are secured by a guarantee from Sir Anthony O'Reilly for an amount of €6.6 million which may remain until 2008 and restricted cash deposits of €2.5 million, included in the Group's cash balances of €3.9 million at 31 December 2003.

b) **Operating leases**

Annual commitments under non-cancellable operating leases relating to plant and equipment are as follows:

	2003	2002
	€'000	€'000
Operating leases which expire		
Within one year	**100**	123
Between two and five years	**77**	-
	177	123

21 Reconciliation of operating loss to net cash outflow from operating activities

	2003	2002
	€'000	€'000
Operating loss	**(8,637)**	(14,097)
Depreciation	**4,129**	7,223
Increase in debtors	**(359)**	(300)
Decrease / (increase) in stocks	**224**	(353)
Increase in creditors	**1,555**	804
Net cash outflow from operating activities	**(3,088)**	(6,723)

22 Analysis of net debt

	1 January 2003	**Movement**	**31 December 2003**
	€'000	**€'000**	**€'000**
Cash at bank and in hand	1,817	2,063	**3,880**
Fairfield facility	(8,178)	(3,375)	**(11,553)**
Indexia loan	(2,043)	207	**(1,836)**
Net debt	(8,404)	(1,105)	**(9,509)**

23 Reconciliation of net cash flow to movement in net debt

	2003	2002
	€'000	€'000
Increase in the year	2,063	1,934
Draw down of Fairfield and Indexia loans	(4,457)	(4,176)
Repayment of Fairfield, Indexia and bank debt	-	20,166
Rolled up interest	(1,050)	(1,103)
Gain on settlement of debt	-	807
Settlement of debt by issue of ordinary shares	-	3,594
Translation adjustments	2,339	3,378
	(3,168)	22,666
Movement in net debt in the year	(1,105)	24,600
Net debt, at 1 January	(8,404)	(33,004)
Net debt, at 31 December	(9,509)	(8,404)

24 Parent company profit and loss account

Under the provisions of Section 3 of the Companies (Amendment) Act, 1986, the Company has not presented its own profit and loss account. A loss of €20,283,000 (2002 – €137,000) for the financial year has been dealt with in the profit and loss account of the Company.

25 Related party transactions

During the year the Group entered into a number of transactions either directly with Sir Anthony O'Reilly, who now controls 65.17% of the company or with companies associated with him. Details of these are as follows:

- Two companies associated with Sir Anthony O'Reilly, Fairfield Holdings Limited and Indexia Holdings Limited, have provided long term funding to the Group totaling €13.4 million at 31 December 2003. The maximum and minimum amounts advanced from these companies during the year amounted to €13.4 million and €10.2 million respectively. Further details of this debt are set out in Note 15 to the financial statements.

- Sir Anthony O'Reilly has guaranteed €6.6 million bank bonds in respect of the company's obligations to the Minister for the Marine and Natural Resources and Kilkenny County Council, as set out in Note 20 to the financial statements.

26 Approval of the Financial Statements

The financial statements were approved by the Directors on 18 June 2004.

ARCON International Resources P.l.c.

ARCON International Resources P.l.c.
FORM OF PROXY

for use at the Annual General Meeting to be held on 19 July, 2004 and at any adjournment thereof.

I/We..
(Block Letters)

of...
being a member/members of the above-named Company hereby appoint the Chairman of the Meeting+

....

of..as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 19 July, 2004 and at any adjournment thereof, I/We direct that my/our vote(s) be cast on the specified resolutions as indicated by an X in the appropriate spaces.

	FOR*	AGAINST*
1. To receive and consider the Directors' Report and Statement of Accounts for the year ended 31 December, 2003	☐	☐
2. (a) To re-elect Mr. J. Patrick Hayes as a Director	☐	☐
(b) To re-elect Mr. W. Peter Kidney as a Director	☐	☐
(c) To re-elect Mr. Kevin J. Ross as a Director	☐	☐
3. To authorise the Directors to fix the remuneration of the Auditors.	☐	☐
4. To authorise the Directors to dis-apply statutory pre-emption rights.	☐	☐

+ If it is desired to appoint another person as proxy these words should be deleted and the name and address of the proxy, who need not be a member of the Company, inserted.
* Unless otherwise indicated the proxy will vote, or may abstain from voting, as he/she thinks fit.

Dated this ....day of.. 2004

Signature...

NOTES

(1) To be effective this Form of Proxy duly signed, together with the Power of Attorney (if any) under which it is signed, must be deposited with the Company's Registrars, Capita Corporate Registrars P.l.c., Unit 5, Manor Street Business Park, Dublin 7, not later than forty-eight hours before the time appointed for the meeting, or any adjournment thereof, at which a person named in the Form is to vote.

(2) If this Form of Proxy is given by a body corporate it must be given under its Common Seal or under the hand of an attorney or officer duly authorised.

(3) A proxy need not be a member of the Company.

(4) In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Member in respect of the joint holding.

(5) The completion and return of this form of Proxy will not preclude a member from attending and voting at the meeting should he/she so

FOLD 2

Affix
Stamp

The Registrar
ARCON International Resources P.l.c.
Capita Corporate Registrars Plc
Unit 5
Manor Street Business Park
Dublin 7

FOLD 1

FOLD 3
(then turn in)